**EXHIBIT B**

*Offering Page found on Intermediary's Portal*

VISION        PERKS        TEAM        FAQ        DISCUSSION        **INVEST NOW**



# The past you love.
# The future we need.

**Pioneering the world's first scalable platform
to electrify millions of existing combustion vehicles.**

**INVEST NOW**        Form C   Offering Circular

# Exclusive Early Investor Benefits

## Get up to 30% BONUS SHARES if you invest now.

## Get up to a 20% DISCOUNT on your first vehicle purchase.

**VIEW PERKS**

Stay up to date with the latest, and learn more about the opportunity to invest in Zero Labs.

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**VISION**

# Upcycling the world's most beloved vehicles

06:18

We're unlocking a new global automotive industry by transforming millions of outdated combustion vehicles into a new performance electric future. We've been shipping our electrified classic cars since 2021, now we're ready to scale massively with our ZLABS modular platform that can electrify nearly any vehicle.






**Classic Pickups**            **Classic 4x4 SUVs**




**Muscle Cars**            **2 Door Coupes**

**WHY INVEST**

# Zero Labs is on a mission to electrify millions of valuable

# existing combustion vehicles with the world's first truly scalable solution.

World-class team from companies like Tesla, SpaceX, Rivian, Singer Vehicles, Boeing, WPP, Apple, Sony, Romeo Power, and Faraday Future.

Founding team invested 7 years and millions of their own money on development, off road testing, 4,000 proprietary designs, software, and hardware.

Over 75,000+ signed platform reservations and inquiries representing an immediate addressable market of over $3.6B in potential revenue. [1]

Huge $63B market opportunity. [2]

Proven product-market fit with many customer vehicles already delivered.

Potential to revolutionize the $589B combustion-based automotive repair and maintenance aftermarket. [10]



nal:
tility

TopGear: “A Classic American 4x4 with zero emissions and Rolls-Royce build quality”,

LUXE Digital: “Zero Labs Electric Ford Bronco: premium automobile perfection”,

Motortrend: “faster, more efficient, more luxurious, and far better built than the average restomodded Ford Bronco. Who says you can't have it all?”

Esquire: “Zero Labs have managed to nail the perfect restomod balance between authentic original style and shiny modern luxury”,

Designboom: “The sou of the past with a clean energy spirit: Zero Labs reveals Classic Electric Land Rover”,

**PERKS**

# Exclusive Investor Benefits

INVEST NOW

### TIER 1

**INVEST FROM**

## $1,000

**INCLUDES**

✓ One vote to help increase the chances your favorite make/model is next in line.

### TIER 2

**INVEST FROM**

## $5,000

**BONUS SHARE PERCENTAGE**

### +5% ($5,250 TOTAL SHARE VALUE)

**INCLUDES**

✓ One free reservation for ZLABS conversion platform

✓ Power up 5 votes to help increase the chances your favorite make/model is next in line.

### TIER 3

**INVEST FROM**

## $10,000

**BONUS SHARE PERCENTAGE**

### +10% ($11,000 TOTAL SHARE VALUE)

**INCLUDES**

✓ One free full vehicle reservation; and

✓ Power up 10 votes to help increase the chances your favorite make/model is next in line.

### TIER 4

**INVEST FROM**

## $50,000

**BONUS SHARE PERCENTAGE**

### +15% ($57,500 TOTAL SHARE VALUE)

**YOUR FIRST VEHICLE PURCHASE**

### 5% DISCOUNT

**INCLUDES**

✓ Skip The Line: One Premium reservation for ZLABS conversion platform;

✓ Power up 50 votes to help increase the chances your favorite make/model is next in line; and

✓ VIP Events: Receive exclusive invitations to product launches, industry conferences, or networking opportunities to interact with the team and industry figures.

### TIER 5

**INVEST FROM**

### TIER 6

**INVEST FROM**

## $100,000

**BONUS SHARE PERCENTAGE**

### +20% ($120,000 TOTAL SHARE VALUE)

**YOUR FIRST VEHICLE PURCHASE**

### 7% DISCOUNT

**INCLUDES**

- ✓ Skip The Line: One Premium reservation for ZLABS conversion platform;
- ✓ Skip The Line: Standard to purchase Complete Classic Electric Vehicles and ready-for-sale vehicles;
- ✓ Power up 100 votes to help increase the chances your favorite make/model is next in line; and
- ✓ Follow-on Investment Opportunities: Participate in follow-on investment rounds to support company growth and potentially enhance returns.

## $250,000

**BONUS SHARE PERCENTAGE**

### +25% ($312,500 TOTAL SHARE VALUE)

**YOUR FIRST VEHICLE PURCHASE**

### 10% DISCOUNT

**INCLUDES**

- ✓ Skip The Line: Standard Reservation to purchase Complete Classic Electric Vehicles and ready-for-sale vehicles;
- ✓ Early Access to join our Licensed Authorized Partner program with training, including early releases and volume discounts (commercial partners only);
- ✓ Power up 250 votes to help increase the chances your favorite make/model is next in line;
- ✓ Partner Planning Events: Exclusive invitations to partner events, such as trainings, product launches, industry conferences, or networking opportunities to interact with the team and industry figures (commercial partners only);
- ✓ Executive Access: Engage in personalized meetings or conference calls with key executives or founders to provide feedback and gain deeper insights.

TIER 7

**INVEST FROM**

## $500,000

**BONUS SHARE PERCENTAGE**

### +30% ($650,000 TOTAL SHARE VALUE)

**YOUR FIRST VEHICLE PURCHASE**

### 20% DISCOUNT

**INCLUDES**

- ✓ Skip The Line: Priority Reservation to purchase Complete Classic Electric Vehicles and ready-for-sale vehicles;
- ✓ Early Access to join our Licensed Authorized Partner program with training, including early releases and volume discounts (commercial partners only);
- ✓ Power up 500 votes to help increase the chances your favorite make/model is next in line;
- ✓ Partner Planning Events: Exclusive invitations to partner events, such as trainings, product launches, industry conferences, or networking opportunities to interact with the team and industry figures (commercial partners only);
- ✓ Early access to test drive and purchase new models
- ✓ Executive Access: Engage in personalized meetings or conference calls with key executives or founders to provide feedback and gain deeper insights.

INVEST NOW

**MARKET OPPORTUNITY**

# Bridging the gap between EVs and the classic car market Is a **$63B**[2] opportunity

Our 75,000+ signed platform reservations and inquiries only scratch the surface of what's possible. Globally, there are approximately 500 million automotive enthusiasts who own 100 million high value historic cars worldwide today and each year 2 million more vehicles are classified as "classic" amounting to a staggering value of $1.4 trillion. Moreover, the market overlap is promising, with the EV market projected to reach $457.60 billion in 2023 and $858.00 billion by 2027, exhibiting a compound annual growth rate (CAGR) of 17.02%. Current demand for our solution is outstripping our capacity, and your investment can help us capture this market potential and provide a scalable future for this massive market.

INVEST NOW



**TRACTION**

# **$3.6B in addressable revenue**[1] from signed platform reservations and

# inquiries

**We have 75,000+ platform reservations** and inquiries already. By investing today you grow alongside us as we scale.

## CUSTOMER demand validation

currently, we only make 0.01% of demand

| | | |
|---|---|---|
| **75,000+**[1] | **42,500+** | **$3.6B+**[1] |
| Signed Platform Reservations and Inquiries | Platform Requests From Qualified Dealers | Requested Potential Sales |

## Signed LOI's and reservations from

✓ Direct Conversion Customers

✓ Direct Full Vehicle Customers

✓ Off Road Specialty Manufactures

✓ OEM Startups

✓ Global B2B Service Partners

✓ Global Direct Resellers

✓ Legacy OEM Product Partnerships

✓ Global Power Companies

✓ US Independent Auto Shops

✓ Funded EV Startups

✓ Private Commercial Fleet Owners

✓ Global Independent Auto Shops

**PROBLEM**

# The 99.5% Market Blind

# Spot

The EV market is booming. But 99.5% of today's cars have no clean energy solution. Sweeping 1.6 billion existing cars into landfills and erasing more than a century of personal history is a horrible loss to mankind. Solving this problem is an opportunity for our investors.

✓ Carbon emissions must fall by 45% by 2030 [3]

✓ Making a new car produces 35 tons of CO2 and 440 gallons of toxic waste [3]

✓ 21 million cars are sent to landfills each year [3]

**00:45**

# 2,000,000,000

## Combustion vehicles in the world by 2035 [4]

**Solve largest problem in transportation. What do we do with our past?**

# 99.5%

## STILL POWERED BY FOSSIL FUELS

# Change Was Inevitable



**80%** of the energy from the combustion is wasted as heat, noise, and emissions [5]

**83%** of global transportation $CO_2$ is from automotive [6]

**1.6B** vehicles don't have a clean energy solution [7]

**SOLUTION**

# We already sell many of the world's best-rebuilt classic electric vehicles directly to our customers.

Now our proven ZLABS modular platform allows aftermarket partners to quickly and safely electrify hundreds of millions of vehicles for their own customers. Increases efficiency by 250% and power by 400% compared to original motors.

Combines modern EV performance, safety, and balance with classic vehicle structures

Ready-made platforms available for various popular vehicle formats

No advanced knowledge of high-voltage electrical, battery engineering, or computer science required for installation

235-mile battery range with DC fast charging capability

Affordable target price range of $35,000 to $55,000



00:56

INVEST NOW

PRODUCT

# Designed for scale manufacturing ZLABS™ Classic Electric Platform



The world's first platform for scalable electrification of existing vehicles.


300HP Dual Motor
All-Wheel Drive Rear
DC fast charging
Combined Charging System (CCS)
Controller Area Network (CAN bus)
All Digital Electronic Control Network
IRS Rear
Independent Suspension
Rack and Pinion Ste
GPS adjusted performance contr
Replaceable Battery
Ready for upgrades
300HP Dual Motor
All-Wheel Drive Front
235+ Mi Long range
up to 100kWh System
IFS Front
Independent Suspension
Performance Electric Brakes
For maximum control

| | |
|---|---|
| Installation Time | As little as 1 day |
| Product | Modular Upgradable Tech Stack |
| Scale | Manufacturing can be fully automated and developed in multiple locations to serve local markets |
| Performance | Replaceable 235 mile battery<br>250% more efficient than motor swaps<br>400% more power than original motors<br>DC Fast charge<br>Connectivity (Wi-Fi/5G)<br>Over the air updates |
| Moat | 4000 proprietary designs custom full-stack architecture |
| Price | $35,000-55,000K USD@ 45% Gross Margin |
| Volume Target | 100,000 Platform Units/Yr |

# ZLABS™ Conversion Basics Here's how it works:

**Step 1**



**Step 2**



**Step 3**



### Step 1. Remove

**Remove:** Disassembly and preparation for production. Removal and proper disposal of hazardous materials. The bad stuff.

**Gross Emissions Polluter**

### Step 2. Replace

**Replace:** Custom all electric platform upgradable battery and HV power systems. All power. No emissions.

**Zero Emissions Vehicle**

### Step 3. Recharge

**Recharge:** Finally, a clean energy vehicle you and your family to enjoy for decades.

**Zero Emissions Vehicle**

**PROVEN  COMPETITIVE ADVANTAGES**

# A fully integrated electrification solution never seen in the market before

With several years proven performance and delivery, over 4,000 proprietary designs and systems, we're 3+ years ahead of the competition. DIY electric conversion kits are time-consuming, requiring specialized knowledge and produce significant limits in range and performance. New EV platform startups target new cars or industrial sectors only. This is a blue ocean opportunity for investors to help us empower the existing combustion engine aftermarket.

**WHY THE OLD WAYS NEVER SCALED**

# 142 Years of Electric Conversion



| | |
|---|---|
| **Installation Time** | 6-24 Months each |
| **Product** | Separate Parts. Requires custom installation and new design for each project |
| **Performance** | 45% Efficiency. Smaller Motors. Smaller Batteries. Significant Wear and Tear of moving parts |
| **Range** | 60-80 Mile Range |
| **Requirements** | Expert Knowledge in Multiple Systems Required |
| **Control** | Old Steering and Brakes. No Monitoring Off Balance Center of gravity |

| | |
|---|---|
| Safety | Battery Management Only |
| Upgradable | No |

WHY OUR DIFFERENCE MATTERS

# Current EV conversion difficult to scale

Classic Electric Startups
DIY EV Conversion Supply









Complex, Slow, Unsafe, Low Performance, Hard to Upgrade



Simple, Fast, Safe, High Performance, Upgradable

LATEST NEWS

# Top Gear review: Our best put to the test.

NEW Classic Ford Bronco: FULL Carbon Fibre + 600bhp



### Premium Carbon Fiber VS Platform Conversion.  What's the difference?

Tesla initially introduced the premium priced model S/X as a showcase of the remarkable potential of premium electric vehicles, subsequently leveraging this technology to facilitate the development of the more accessible Model 3/Y. Likewise, Zero Labs has introduced the Carbon Fiber editions to prove the extraordinary potential of classic vehicles in today's modern market, with the intent of downstreaming our technology to advance the affordability of scalable factory steel and platform conversions.



CONNECTING THREE GROWING MARKETS

# Global electrification is growing

THREE MARKETS HAVE URGENT ELECTRIFICATION DEMANDS

GROWTH







**2X**

SINCE 2021

---

Customer electric market by 2025

Global automotive after market by 2030

Classic market growth by 2028

ANOTHER

**$856B** [8]

**$589B** [10]

**$51.3B** [9]

**3X**

BY 2025

+17.02% CAGR

+4.0% CAGR

+8.7% CAGR

BUSINESS MODEL

# Build a total market solution that addresses all vehicles, not just new ones



✓ Selling the ZLABS Classic Electric Platform to over 1 million independent auto shops. [11]

✓ Producing complete Classic Electric Vehicles for D2C sales.

✓ Recurring revenue streams include: Merchandise, Upgrades, Partner Services, Military, Emergency Services, In-network resale, Agency Services, Car club and storage services and Tier 1 Parts Sales.

This approach allows us to tap into high-margin markets (45% gross margins) while scaling globally. As we grow our brand, we'll have the opportunity to add more revenue streams, including upgrades, parts sales, merchandise, and more.

**CUSTOMER MODELS**

# Address two **immediate** customer markets








**$856B Direct Customer Market** [8]
Save the Planet or Identity

Global interest for both and Classic Vehicles
tend to overlap especially for UHNW Individuals

**$559B Commercial Aftermarket** [10]
Adapt or Die

175,000 independent auto shops, 1M+ globally in the world.*

**ROADMAP**

# Our Roadmap to Making 100,000 Platform Units a Year






### 2016-2019

✓ Built first two fully redesigned classic electric vehicles: 2 classic electric Ford Broncos

✓ Built marketing assets and launched the company

### 2016-2019

✓ Generated $3M in revenue for early R&D customer vehicles

✓ Publicly launched platform

### 2023-2025

✓ Scale manufacturing

✓ Build out scale production facility

### 2026-2030

✓ Launch a decentralized supply chain for localized manufacturing capabilities to increase safety, reduce costs, and scale faster

✓ Established key partnerships

✓ 15 paid R&D customer vehicles in development for feedback and market proof

✓ Deliver all early R&D customer vehicles

✓ Increase upgrades and additional product lines to increase customer LTV Prepare for launch in Europe, the Middle East, and Australia

✓ Have 50 production models signed by Q4 2023

✓ Generate $42M in revenue by 2024

✓ Help drive the world to a zero-emissions future by continued solutions for existing vehicles

✓ Complete development for supply chain manufacturing

INVEST NOW

**TEAM**

# Our team spent decades engineering brands in transportation and technology.



**Adam Roe**

CEO, Founder, Lead
Investor

Seasoned entrepreneur
with broad technology &
globalmarketing expertise.







**WHY NOW**

# The Perfect Timing: Increased Demand, Government Mandates, Infrastructure Support; Decreased Cost,

# Growing labor market ready to make change.

This is the first time in history a solution like this is completely viable. It's creating a ground-floor investment opportunity that won't last long. Electric vehicles are quickly growing in popularity. Awareness around climate change is fueling the urgency to transition to electric cars and building of charging infrastructure. And we're already ahead of the competition with a massive market opportunity ahead of us.

**INVEST NOW**

00:45

✓ Global Electric Vehicle demand to $856B market by 2025 [8]

✓ Global Classic Vehicle Market to $46B market by 2025 [9]

✓ Climate Spending $4.2T Market by 2030 [12]

✓ EV Costs per kWh coming down [13]

✓ Growing charging and infrastrure support [14]

# Frequently asked questions

Why invest in startups?

How much can I invest?

How do I calculate my net worth?

What are the tax implications of an equity crowdfunding investment?

Who can invest in a Regulation CF Offering?

What do I need to know about early-stage investing? Are these investments risky?

When will I get my investment back?

Exceptions to limitations on selling shares during the one-year lockup period:

What happens if a company does not reach their funding target?

**How can I learn more about a company's offering?**  ⌃

**What if I change my mind about investing?**  ⌃

**How do I keep up with how the company is doing?**  ⌃

**What relationship does the company have with DealMaker Securities?**  ⌃

**What's your share price?**  ⌃

**What is the minimum investment size?**  ⌃

**What kind of shares are you issuing?**  ⌃

**How much are you raising?**  ⌃

**What is the current valuation of the company?**  ⌃

**Why Should I Invest?**  ⌃

**How Will ZeroLabs Make Money?**  ⌃

**How Do I Know People Will Buy This Solution?**  ⌃

**Are There More Opportunities Ahead?**  ⌃

**Why Didn't A Bigger Company Do This Already?**  ⌃

**How do you plan to use the proceeds from this funding round?**  ⌃

**What perks do I get for investing?**  ⌃

Can I attend a live webinar?

How do I get a return on my investment?

How long are you expecting the company to operate before needing another round?

What is the exit plan for the company?

Will you be paying out dividends to investors?

What is this company?

Why should I invest?

How do I know they haven't peaked and there are more opportunities ahead?

What does Zero Labs do, are you competing with new EV automakers?

Complete-Builds or Platforms, what is the difference?

This is more expensive than a Tesla or similar new EV.

Are you competing with new EV automakers?

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FAQ

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.DealMaker Securities LLC does not make investment recommendations.DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

THIS WEBSITE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

## Sources:


1. *The reservations are not contracts for sale and are used to represent an estimated potential for Serviceable Addressable Market if 100% of the current reservations sign a contract for sales, but there are no costs to enter a reservation or to abandon the reservation. The potential revenue described is to demonstrate addressable market potential only, and not calculated in our revenue projections. This possible figure could decrease, or grow with changes in the reservations, but there are no commitments associated with reservations.*
   *https://www.zerolabs.com/nofeeagreement*
   *Paid Reservation https://www.zerolabs.com/reservation2023*

2. https://www.goodcarbadcar.net/
   https://www.statistica.com/en/
   https://www.persistencemarketresearch.com/
   https://www.cnn.com/2021/11/03/world/classic-car-electric-ev-c2e-climate-spc-intl-hnk/index.html
   https://www.verifiedmarketresearch.com/product/electric-classic-car-market/

3. https://www.un.org/en/climatechange/net-zero-coalition
   https://www.unep.org/resources/emissions-gap-report-2022
   https://www.ipcc.ch/2022/04/04/ipcc-ar6-wgiii-pressrelease/

4. https://www.greencarreports.com/news/1093560_1-2-billion-vehicles-on-worlds-roads-now-2-billion-by-2035-report
   http://www.navigantresearch.com/research/transportation-forecast-light-duty-vehicles
   https://www.notion.so/zerolabs/STATS-AND-SOURCES-2023-5587179b062e491d80ba9a1fcdde3c5a

5. https://www.energy.gov/eere/vehicles/articles/fotw-1044-august-27-2018-12-30-energy-put-conventional-car-used-move-car
   https://rentar.com/efficient-engines-thermodynamics-combustion-efficiency/#:~:text=Gasoline engines often blow more,of the laws of thermodynamics
   https://www.greencarreports.com/news/1118534_fact-of-the-week-internal-combustion-cars-still-waste-70-to-88-percent-of-energy

6. https://www.cbo.gov/publication/58861#:~:text=Motor vehicles accounted for 83,most other modes of transportation
   https://www.cbo.gov/system/files/2022-12/58566-co2-emissions-transportation.pdf
   https://www.epa.gov/greenvehicles/fast-facts-transportation-greenhouse-gas-emissions

7. https://www.iea.org/commentaries/as-their-sales-continue-to-rise-suvs-global-co2-emissions-are-nearing-1-billion-tonnes

8. https://www.statista.com/statistics/1224527/ev-market-size-worldwide-segment-forecast/

9. https://www.statista.com/statistics/1139775/global-classic-car-market-size/

10. https://www.bloomberg.com/press-releases/2023-07-05/automotive-aftermarket-industry-to-reach-589-01-billion-by-2030-grand-view-research-inc

    Reports:

https://www.grandviewresearch.com/press-release/global-automotive-aftermarket-industry
https://www.globenewswire.com/en/news-release/2023/06/22/2692603/0/en/Automotive-Aftermarket-Size-to-Expand-to-USD-1167-09-BN-by-2030.html
https://automotiveaftermarket.org/aftermarket-industry-trends/automotive-aftermarket-size/

11. Reports:
https://automotiveaftermarket.org/aftermarket-industry-trends/automotive-aftermarket-size/
Reports:
https://www.grandviewresearch.com/industry-analysis/aftermarket-automotive-parts-market

12. https://www.whitehouse.gov/omb/budget/
https://climate.ec.europa.eu/eu-action/eu-funding-climate-action/supporting-climate-action-through-eu-budget_en

13. https://www.energy.gov/eere/vehicles/articles/fotw-1272-january-9-2023-electric-vehicle-battery-pack-costs-2022-are-nearly

14. https://afdc.energy.gov/fuels/electricity_infrastructure.html
https://www.iea.org/reports/global-ev-outlook-2023/trends-in-charging-infrastructure